UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*

                                    COMARCO, INC.
                                   (Name of Issuer)

                             Common Stock, $.10 par value
                            (Title of Class of Securities)

                                     200080-10-9
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 15, 1998
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

          See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                     Page 1 of 7





     CUSIP No. 200080-10-9           SCHEDULE 13D                    Page 2 of 7


       1   Name of Reporting Person                       STORIE PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3229736

       2   Check the Appropriate Box if a Member of a Group            (a)  [ ]

                                                                       (b)  [x]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California

                          7    Sole Voting Power                    489,300*

         NUMBER OF
           SHARES         8    Shared Voting Power                          -0-
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power               489,300*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                     -0-

       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           489,300*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             11.0%*

       14   Type of Reporting Person                                         PN


     *   See response to Item 5.





     CUSIP No. 200080-10-9           SCHEDULE 13D                    Page 3 of 7


       1   Name of Reporting Person                       STORIE ADVISORS, INC.

           IRS Identification No. of Above Person                    94-3190755

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]
                                                                      (b)  [x]

       3   SEC USE ONLY

       4   Source of Funds       N/A (reporting person has no direct ownership)

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California

                          7    Sole Voting Power                         -0-
         NUMBER OF
           SHARES         8    Shared Voting Power                     489,300*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                489,300*

       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           489,300*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              11.0*

       14   Type of Reporting Person                                         CO


     *   See response to Item 5.





          CUSIP No. 200080-10-9      SCHEDULE 13D               Page 4 of 7


          Item 1. Security and Issuer.

                  This Amendment to Schedule 13D relates to the common stock (the "Common Stock") of Comarco, Inc., a California corporation (the "Issuer"). The principal executive office of the Issuer is located at 1551 North Tustin Avenue, Suite 840, Santa Ana, California 92705.

                  This Amendment to Schedule 13D is being filed to report
          (i) small changes (of less than 1%) in the number of shares of Common Stock beneficially owned by the reporting persons, and
          (ii) a revised percentage of the number of shares beneficially owned by such persons, because the percentages previously reported were based on incorrect information concerning the number of the Issuer's outstanding shares of Common Stock. In addition, such percentages have increased because of recent redemptions by the Issuer.

          Item 2. Identity and Background.

                  There have been no changes from the previous Amendment, except that the address for all persons identified in Item 2 has been changed to 100 Pine Street, 27th Floor, San Francisco, California 94111.

          Item 3. Source and Amount of Funds or Other Consideration.

                  The source of funds used for all previous purchases of Common Stock was the investment working capital of Storie Partners, L.P.


          Item 4. Purpose of Transaction.

                  The reporting persons purchased the securities of the Issuer to obtain or to increase their respective equity interests in the Issuer. Depending on market conditions and other factors, the reporting persons may, at any time or from time to time, sell all or some of their securities of the Issuer, or may purchase additional securities of the Issuer in the open market or in private transactions. The reporting persons have no plans or proposals which relate to or would result in the following types of transactions or events:

                  (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to





          CUSIP No. 200080-10-9      SCHEDULE 13D               Page 5 of 7


          change the number or term of directors or fill any existing vacancies on the board;

                  (d) any material change in the present capitalization or dividend policy of the Issuer;

                  (e) any other material change in the Issuer's business or corporate structure;

                  (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

                  (i) any action similar to those enumerated above.


          Item 5. Interest in Securities of the Issuer.

                  (a) & (b)   Reference is made to Items 7-11 and 13 of
          each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to the Issuer's Form 10-Q for the quarter ended October 31, 1998, there were 4,441,460 shares of Common Stock issued and outstanding as of November 30, 1998. After the clearance of the transactions reported in
          Item 5(c) below, Storie Partners, L.P. owns 489,300 shares of Common Stock, which is 11.0% of the outstanding Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act).

                  Storie Advisors, Inc., through its relationship with Storie Partners, L.P., may be deemed to be a beneficial owner of such securities. Storie Partners, L.P. has sole power to vote or direct the vote of all of its shares of Common Stock. The management of Storie is vested exclusively in its general partner, Storie Advisors, Inc. Through their relationship with Storie Advisors, Inc., Richard E. Dirickson, Jr. and Steven A. Ledger make investment decisions for Storie. Thus, either may be deemed to have shared voting and dispositive powers. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.





          CUSIP No. 200080-10-9      SCHEDULE 13D               Page 6 of 7


                  (c) During the past 60 days, Storie Partners, L.P. effected the following transactions in the Issuer's securities, all of which were on the open market through broker-dealers:

                                               No. of          Price
             Transaction         Date          Shares        Per Share

             Sale              11/03/98        1,000          $19.875
             Purchase          11/12/98        1,200           22.00

             Purchase          11/19/98        4,000           23.50

             Purchase          11/19/98          100           23.75
             Purchase          11/19/98        2,100           23.875

             Purchase          11/23/98          500           23.50
             Purchase          11/24/98        1,800           23.25

             Purchase          12/09/98        2,000           22.00

             Purchase          12/15/98        1,000           22.25

                  (d) Not applicable.

                  (e) Not applicable.


          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None of the reporting persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7. Material to Be Filed as Exhibits.

                  None.





          CUSIP No. 200080-10-9      SCHEDULE 13D               Page 7 of 7


                                      Signatures

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  December 21, 1998

                                   STORIE PARTNERS, L.P.

                                   By  Storie Advisors, Inc.
                                       Its General Partner



                                       By  /s/ Steven A. Ledger
                                           ___________________________
                                           Steven A. Ledger
                                           Its Chief Financial Officer


                                   STORIE ADVISORS, INC.



                                   By  /s/ Steven A. Ledger
                                       _______________________________
                                       Steven A. Ledger
                                       Its Chief Financial Officer